EXHIBIT 21

LIST OF SUBSIDIARIES

20/20 Technologies, Inc, a Delaware corporation

Magenta netLogic Limited UK, a United Kingdom corporation

CentrePath, Inc., a Delaware corporation

Global Capacity Group, Inc., a Texas corporation

Nexvu Technologies, LLC, a Delaware limited liability company (hibernated)

Frontrunner Network Systems Corporation., a Delaware corporation (sold February 19, 2008)